Exhibit 12.1

VS HOLDINGS, INC. AND SUBSIDIARY

Computation of the Ratio or Earnings to Fixed Charges

(In thousands)

							Predecessor
	Three Months Ended		Fiscal			Period from	Period from	Fiscal
	April 1, 2006	March 26, 2005	December 31, 2005	December 25, 2004	December 27, 2003	Nov. 23- Dec. 28, 2002	Jan. 1- Nov. 22, 2002	December 31, 2001
Income (loss) before provision (benefit) for income taxes and minority interest in loss of subsidiary	$3,896	$2,263	$(13,052)	$(972)	$3,330	$(608)	$21,145	$11,889
Plus: fixed charges (see components below)	8,708	7,396	31,817	25,915	24,139	2,077	9,085	10,118

	$12,604	$9,659	$18,765	$24,943	$27,469	$1,469	$30,230	$22,007

Fixed Charges:
Portions of rent expense representing interest (1)	$3,333	$2,917	$12,431	$9,567	$6,967	$500	$4,867	$4,400
Interest expense, net (2)	5,375	4,479	19,386	16,348	17,172	1,577	4,218	5,718

Fixed charges	$8,708	$7,396	$31,817	$25,915	$24,139	$2,077	$9,085	$10,118

Ratio of earnings to fixed charges(3)	1.4x	1.3x	—	—	1.1x	—	3.3x	2.2x

(1)	The portion of rent expense representing interest is estimated to be 33% of the rent expense for purposes of calculating the ratio of earnings to fixed charges.
(2)	Interest expense, net consists of interest expense, amortization of debt discount and amortization of deferred financing fees.
(3)	For the fiscal years ended December 31, 2005 and December 25, 2004 and the period from November 23, through December 28, 2002, our earnings were insufficient to cover fixed charges by $13.0 million, $1.0 million and $0.6 million, respectively.